Schedule A

Transactions – Past 60 days

Date	Nature of Transaction	Shares	Price Per Share
04/08/25	Purchase of Shares in Open Market	244,200	$16.76
04/09/25	Purchase of Shares in Open Market	203,382	$16.62
04/10/25	Purchase of Shares in Open Market	217,867	$16.78
04/11/25	Purchase of Shares in Open Market	192,676	$17.31
04/14/25	Purchase of Shares in Open Market	77,851	$17.90
04/15/25	Purchase of Shares in Open Market	82,328	$17.85